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Network Associates Extends Offer for CyberMedia;
HSR Early Termination Granted

SANTA CLARA, Calif., Sept. 7/PRNewswire/--Network Associates (Nasdaq:NETA) and CyberMedia, Inc. (Nasdaq:CYBR) today announced that the U.S. Department of Justice and the Federal Trade Commission have notified the parties that their request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 has been granted with respect to the pending $9.50 per share cash tender offer by a Network Associates subsidiary for all outstanding shares of CyberMedia. Networks Associates announced that it has extended the expiration date, for the tender offer until 8:00 p.m., Eastern Daylight Time, on September 9, 1998.

As of 3:00 p.m. Eastern Daylight Time on September 4, 1998, approximately 11,480,101 shares of common stock of CyberMedia had been tendered in the tender offer, This constitutes approximately 85.9 percent of the CyberMedia shares outstanding as of the commencement of the tender offer.

With headquarters in Santa Clara, California, Network Associates, Inc. is a leading supplier of enterprise network security and management software. Network Associates NetTools Secure and NetTools Manager offer best-of-breed, suite-based network security and management solutions. NetTools Secure and NetTools Manager suites combine to create NetTools, which centralizes these point solutions within an easy-to-use, integrated systems management environment. For more information, Network Associates can be reached at 408-989-3832 or on the internet at http://www.nai.com